Filed by FirstEnergy Corp. Pursuant to
                           Rule 425 under the Securities Act of 1933
                           and deemed filed pursuant to Rule 14a-12
                           of the Securities Exchange Act of 1934
                           Commission File No.:  333-21011
                           Subject Company:  FirstEnergy Corp.


August 8, 2000


Contacts for FirstEnergy Corp.:                Contacts for GPU, Inc.:
Media:                                         Media:
Ralph J. DiNicola                              Jeff Dennard
330-384-5939                                   973-401-8333

Investors:                                     Investors:
Kurt E. Turosky                                Joanne Barbieri
330-384-5500                                   973-401-8720


                   FIRSTENERGY CORP. AND GPU, INC.
                          ANNOUNCE MERGER

     Akron, OH, and Morristown, NJ, August 8, 2000 -- FirstEnergy Corp. (NYSE: FE) and GPU, Inc. (NYSE: GPU) today announced that both companies' boards of directors have unanimously approved a definitive merger agreement under which FirstEnergy would acquire all of the outstanding shares of GPU's common stock for approximately $4.5 billion in cash and FirstEnergy common stock. FirstEnergy also would assume approximately $7.4 billion of GPU's debt and preferred stock. The combined company would have an equity value of approximately $8.5 billion, based upon the closing stock price on August 4, 2000, of $26.94 per FirstEnergy share.

     The transaction would be accounted for as a purchase, and is expected to be accretive to FirstEnergy's earnings per share and cash flow immediately upon its completion. The companies expect that the transaction can be completed within 12 months. Financing for the transaction is expected to come from a combination of long-term debt and bank credit lines.

     Under the agreement, GPU shareholders would receive the equivalent of $36.50 for each share of GPU common stock they own, payable in cash or in FirstEnergy common stock, so long as FirstEnergy's common stock price is between $24.24 and $29.63. Each GPU shareholder would be able to elect the form of consideration they wish to receive, subject to proration so that the aggregate consideration to all GPU shareholders will be 50 percent cash and 50 percent FirstEnergy common stock. Each GPU share converted into FirstEnergy common stock would receive not less than 1.2318 and not more than 1.5055 shares of FirstEnergy common stock, depending on the average closing price of FirstEnergy stock during the 20-day trading period ending on the sixth trading day prior to the merger closing. For example, based on FirstEnergy's closing price of $26.94 on August 4, 2000, GPU shareholders who choose to receive common stock would receive 1.355 FirstEnergy shares for each GPU share. The stock portion of the consideration is expected to be tax free to GPU shareholders. Each GPU share may also be converted into $36.50 in cash, also subject to proration.

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     The combination of FirstEnergy and GPU would create the nation's sixth largest investor-owned electric system, based on customers served. As of June 30, 2000, the combined revenues of FirstEnergy and GPU for the previous 12 months totaled $12.0 billion and assets of the companies totaled $38.6 billion.

     The combined company's principal electric utility operating companies would include FirstEnergy's Ohio Edison Company and its Pennsylvania Power Company subsidiary, The Cleveland Electric
Illuminating Company, and Toledo Edison Company, as well as GPU Energy's electric utility operating companies - Jersey Central Power & Light Company, Metropolitan Edison Company, and Pennsylvania Electric Company, which serve customers in Pennsylvania and New Jersey.

     Together, these companies serve approximately 4.3 million customers within 37,200 square miles of Ohio, Pennsylvania and New Jersey. In addition, the combination would make FirstEnergy's mechanical contracting and construction business the fourth largest in the nation, with annual revenues of approximately $1 billion and 3,800 employees.


Benefits of the Merger

   The merger would provide substantial strategic benefits, including:
- Near- and long-term financial growth - Expected to be accretive to FirstEnergy's earnings per share and cash flow immediately upon completion; enhances earnings growth potential; offers substantial synergies from combining operations; enhances revenue opportunities
- Greater scope and size - Gives FirstEnergy the largest customer base in the PJM Power Pool; creates the nation's sixth largest investor-owned electric system based on customers; joining the companies' contiguous transmission and distribution systems doubles FirstEnergy's customer base in the region it has targeted for its growth
- Enhanced generation efficiency - Provides a significant market for FirstEnergy's generation capacity; may help contribute to meeting GPU's "provider-of-last-resort" requirements for electricity customers in its Pennsylvania and New Jersey service areas
- Broadened unregulated opportunities - Increases market and growth opportunities for FirstEnergy's natural gas resources, and both companies' mechanical contracting and construction, telecommunications, and e-procurement resources

     Peter Burg, chairman and chief executive officer of FirstEnergy, said, "Joining our companies will enable us to realize our strategic vision of being the premier retail energy and related services provider in a 13-state region in the northeastern quadrant of the nation while offering substantial economic benefits that should grow both our top- and bottom-lines."

     Mr. Burg said, "By doubling the retail customer base and leveraging both companies' customer relationships, we will be able to maximize the utilization of our existing energy and related resources. Those resources include electricity from our more than 12,000 megawatts

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of generating capacity; natural gas from our exploration and production operations; fiber optics and long-distance phone service from our telecommunications operations; and a wide range of energy-related services from our network of mechanical contracting and construction companies."

     Mr. Burg continued, "This merger will provide outstanding value to both companies' shareholders. We believe it offers immediate earnings and cash-flow accretion, enhanced earnings growth potential, a greater diversity to earnings and a more competitive cost structure. Our combination will provide shareholders and customers with more value and employees with better opportunities than either company could have achieved on a stand-alone basis."

     Fred D. Hafer, chairman, president and chief executive officer of GPU, said, "This is an extraordinary transaction for our shareholders and all of our other constituents. FirstEnergy is the right fit for us in terms of its strategic objectives, our culture and values, our locations and our systems. Our access to FirstEnergy's generation and its expertise in providing cost-effective supply options in competitive markets will be a tremendous advantage in GPU's efforts to accommodate customers who rely on us for their supply of electricity. Our merger will provide other important benefits, including increased ownership in two exciting ventures already underway - America's Fiber Network, which is positioned to reach about 35 percent of the national wholesale communications market, and Pantellos Corporation, which will operate an Internet-based, e-marketplace for the purchase of goods and services between the energy industry and its suppliers."

     Mr. Hafer added, "Through FirstEnergy, we will continue to play an important role in the economic health and well-being of New Jersey and Pennsylvania, both as a significant employer and as a responsible corporate citizen. We will continue the strong traditions of both companies for supporting local communities through charitable contributions and through the extensive volunteerism of employees."


Synergies from the Merger

     FirstEnergy and GPU expect cost savings from the merger to be approximately 5 percent of combined annual non-generation operations and maintenance expenses. Savings are expected to come from the elimination of duplicative activities, improved operating efficiencies, more efficient use of generation assets and the combination of the companies' work forces. The companies would seek to minimize the effects of work-force reductions through hiring limits, attrition and separation programs. All labor agreements would be honored. The companies also expect to continue ongoing efforts to improve efficiencies and reduce costs, as well as GPU's previously announced divestiture program for certain of its international assets.

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     In addition, the companies expect to achieve revenue growth from the combination of their mechanical contracting and construction operations; increased electricity, natural gas and telecommunications sales in unregulated markets; and expansion of other business opportunities in the region.


Dividend and Stock Repurchase Programs

     The combined company expects to maintain FirstEnergy's current annual dividend of $1.50 per share of common stock.

     In addition, FirstEnergy plans to continue its program to repurchase common stock. To date, FirstEnergy has repurchased 9.9 million shares of the authorized 15 million shares in a three-year program ending in 2001. GPU has repurchased approximately $300 million worth of common stock in its $350 million repurchase program.


Management, Board and Headquarters

     Fred D. Hafer, 59, would become chairman of FirstEnergy until his retirement at age 62. Peter Burg, 54, would become vice chairman and remain chief executive officer of FirstEnergy. He would also lead a merger integration team that will soon be formed.

     FirstEnergy's Board of Directors would consist of 10 members from FirstEnergy's current Board and 6 from GPU's Board.

     After the combination, FirstEnergy would remain headquartered in Akron, Ohio, but certain corporate functions may remain in New Jersey. It is anticipated that the electric utility operating companies would retain their names and their principal offices would remain at their current locations.


Approvals and Timing

     The transaction is conditioned, among other things, upon the approval of each company's shareholders and various regulatory agencies, including the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, the Federal Communications Commission, and the Securities and Exchange Commission (SEC), as well as any approvals in Ohio, Pennsylvania and New Jersey that may be needed to complete the merger. FirstEnergy expects to register as a holding company with the SEC under the Public Utility Holding Company Act of 1935. The companies expect that the merger can be completed within 12 months.

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     Morgan Stanley Dean Witter is serving as financial advisor to
FirstEnergy, and Salomon Smith Barney is serving as financial advisor to GPU. Winthrop, Stimson, Putnam & Roberts is serving as legal advisor to FirstEnergy; and Fried, Frank, Harris, Shriver & Jacobson is serving as legal advisor to GPU.


Company Background

     FirstEnergy Corp., a diversified energy services holding company headquartered in Akron, Ohio, was formed in 1997 as the result of the merger of Ohio Edison Company and Centerior Energy Corporation. FirstEnergy companies provide electricity and natural gas services and a wide array of energy-related products and services. FirstEnergy's four electric utility operating companies serve 2.2 million customers in a 13,200-square-mile service area in northern and central Ohio and western Pennsylvania and form the nation's tenth largest investor-owned electric system, based on total assets.

     GPU, Inc., headquartered in Morristown, New Jersey, is a registered public utility holding company providing utility and utility-related services to customers throughout the world. GPU Energy serves 2.1 million customers directly through its electric companies in the United States. GPU also serves 2.7 million international customers in the United Kingdom, Argentina and Australia. GPU's independent power project business units own interests in and/or operate 14 projects in 5 countries including the United States. GPU's other subsidiaries include MYR Group, Inc., GPU Advanced Resources, Inc., GPU International, Inc., GPU Nuclear, Inc., GPU Service, Inc. and GPU Telcom Services, Inc.


Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FirstEnergy Corp. and GPU, Inc. are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in FirstEnergy's and GPU's filings with the SEC, including risks and uncertainties relating to: failure to obtain expected synergies from the merger, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy market prices, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to FirstEnergy's and GPU's most recent reports filed with the SEC.

Additional Information and Where to Find It

In connection with the proposed merger, FirstEnergy Corp. and GPU, Inc. will file a joint proxy statement / prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by FirstEnergy and GPU with the SEC at the

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SEC's Web site at http://www.sec.gov.  Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of FirstEnergy's filings may be obtained by directing a request to FirstEnergy Corp., Investor Services, 76 S. Main St., Akron, Ohio 44308-1890, Telephone: 1-800-736-3402. Free copies of GPU filings may be obtained by directing a request to GPU, Inc., 310 Madison Avenue, Morristown, New Jersey 07962, Telephone: 1-973-401-8204.

FirstEnergy, its directors, certain executive officers, and certain other employees (Thomas M. Welsh, manager of Communications, and Kurt E. Turosky, manager of Investor Relations) may be deemed under the rules of the SEC to be "participants in the solicitation" of proxies from the security holders of FirstEnergy in favor of the merger. FirstEnergy's directors, and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of FirstEnergy common stock. Security holders of FirstEnergy may obtain additional information regarding the interests of the "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger when it becomes available.

GPU, its directors (Theodore H. Black, Fred D. Hafer (Chairman; CEO and President), Thomas B. Hagen, Henry F. Henderson, Jr., John M. Pietruski, Catherine A. Rein, Bryan S. Townsend, Carlisle A.H. Trost, Kenneth L. Wolfe and Patricia K. Woolf), certain executive officers (Ira H. Jolles (Senior Vice President and General Counsel), Bruce L. Levy (Senior Vice President and CFO) and Carole B. Snyder (Executive Vice President Corporate Affairs)) and certain other employees (Jeff Dennard (Director of Corporate Communications), Joanne Barbieri (Manager of Investor Relations) and Ned Raynolds (Manager of Financial Communications)) may be deemed under rules of the SEC to be "participants in the solicitation" of proxies from the security holders of GPU in favor of the merger. GPU's directors, and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of GPU common stock. Security holders of GPU may obtain additional information regarding the interests of "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger when it becomes available.


www.firstenergycorp.com
www.GPU.com

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